FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16

under the Securities Exchange Act of 1934

[redacted]

08052220

For the month of June 2008

SEC
Mail Processing
Section

JUN 16 2008

Washington, DC
100

000-29880

(Commission File Number)

Virginia Mines Inc.

PROCESSED
JUN 19 2008
THOMSON REUTERS

200-116 St-Pierre,

Quebec City, QC, Canada G1K 4A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.
(Registrant)

Date: 6/3/2008

By: *Amélie Laliberté*
Name:Amélie Laliberté
Title: Manager Investor Relations

Exhibits

Technical Report and Recommendations June 2006-July2007 Exploration Program Éléonore Régional Property, James Bay region, Quebec, Canada. Prepared by; Stephen Poitras, Jean-François Ouellette

- 8 paper copies.

VIRGINIA
Mines Virginia inc.
116, rue St-Pierre
Bureau 200
Québec, QC G1K 4A7
Tél.: 418.694.9832

ITEM 1 TITLE PAGE

Form 43-101
Technical Report

000-29880
(Commission File Number)

Technical Report and Recommendations
June 2006-July 2007 Exploration Program
Éléonore Régional Property, James Bay region, Québec, Canada.

VIRGINIA MINES INC.

September 2007

Prepared by:

Stephen Poitras, B.Sc., Geologist-in-training.
and
Jean-François Ouellette, B.Sc., P.Geo.

Services Techniques Geonordic Inc.

ITEM 2 TABLE OF CONTENTS

LIST OF TABLES, FIGURES, MAPS AND CROSS SECTIONS

TABLES

FIGURES

LIST OF APPENDICES

MAP (POCKET)

CROSS SECTIONS (POCKET)

ITEM 3 SUMMARY

The Éléonore Régional property, 100% owned by Virginia Mines Inc. is located in the Opinaca reservoir area, approximately 320 kilometres north of the town of Matagami in the James Bay region of northern Québec. The property is accessible by the James Bay paved highway, at kilometre marker 395 where a 60-km gravel road provides access to the Opinaca reservoir. This property consists of 609 map-designated claims totalling 31,770 hectares. The property is mostly located within the Lower Eastmain Greenstone Belt of the Archean Superior province but the northern border enters metasedimentary Opinaca sub-province. Rocks on the property include equal parts metavolcanics (mostly metabasalts with minor intermediate tuffs) and metasediments (grauwackes and conglomerates with minor siltstones and mudrocks). Intermediate (diorite) to felsic (tonalite, pegmatite) intrusions represent less than 15% of the rocks on the property.

Gold mineralization was discovered in two areas on the property. The first area is located along the northern border of the property and consists of small quartz-tourmaline veins cross-cutting a diorite host rock. Three values above 1 g/t Au were obtained (1.85 g/t, 2.09 g/t and 2.95g/t. The second showing (the Cléopâtre showing) was discovered along the A.P. Low Fault (see Item 9) in the central portion of property. The showing consists of a 500m2 boulder field. The boulders are all grauwacke, they are angular and mostly greater than 1m3 in size. We believe that displacement from source is minimal and that this boulder field represents a frost heaved outcrop. Several samples were taken from this boulder field and values of up to 7g/t Au were obtained. The rocks are feldspar-biotite grauwackes with visible cross-bedding (defined by thin biotite horizons), 2-3% finely disseminate pyrite, and crosscut by quartz veins. Alteration minerals include calcite (disseminated and veinlets), sericite and chlorite with trace amounts of magnetite. 1km north of the Cléopâtre boulder field an outcrop of bleached and sulphide bearing grauwacke, assayed 1 g/t Au.

A polarization survey conducted in the Cléopâtre area revealed several anomalies and 8 of these were drilled. No significant results were obtained.

The 2006-2007 exploration campaign confirmed the validity of the Orogenic Gold Deposit model and 10 days of prospecting work with a 4-person crew is recommended along major faults and lithological contacts (see Item 22 for details).

ITEM 4 INTRODUCTION

This report is prepared for Virginia Mines Inc. with the purpose of presenting the status of current geological information generated from Virginia's ongoing exploration program on the Éléonore Régional property and to provide recommendations for future work.

This report provides technical geological data relevant to Virginia Mines Inc.'s Éléonore Régional property in Quebec and has been prepared in accordance with Form 43-101F1, Technical Report format outlined under NI-43-101.

Virginia Mines Inc. database is the source of all data provided in this report. Geological descriptions and previous work in the area has been cited and referenced (see Item 23: References).

Author Stephen Poitras, Bachelor in Geology, is geologist-in-training with Services Techniques Geonordic Inc. He supervised all exploration and drilling work performed on the Éléonore Régional property since June 2005. In this capacity Mr. Poitras has spent a minimum of 45 days on the property for the period covered by this report.

Co-author Jean-François Ouellette, Bachelor in Geology, is president, senior geologist of Services Techniques Geonordic Inc. and the qualified person for the Éléonore Régional project. Mr. Ouellette has been involved in the project since its inception and has spent a minimum of 12 days on the property during the period covered by this report. Mr. Ouellette has also supervised geophysical work conducted by third-party contractors. Owing to the early stage of the Éléonore Régional project, this report does not discuss any legal or environmental problems requiring external expertise.

ITEM 5 RELIANCE ON OTHER EXPERTS

This section is not applicable to this report.

ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The Éléonore Régional project is located on the Opinaca reservoir, approximately 320 kilometres north of the town of Matagami in the James Bay region in Quebec, Canada.

Latitude:	52.40^0 North
Longitude:	76.3^0 West
NTS:	33 C/07, 33 C/08, 33 C/09, 33 C/10,
UTM zone:	18 (nad27), 425 000 E, 5 836 000 N

This property consists of 609 map-designated claims totalling 31,770 hectares. These claims are 100% held by Virginia Mines Inc.

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The property is accessible by the James Bay paved highway, at kilometre marker 395 where a 60-km gravel road provides access to the Opinaca reservoir. The property borders the reservoir and includes several islands on the reservoir. The property is also accessible by helicopter or floatplane from Nemiscau airport located 100 km due south. The area is well known for its extensive hydroelectric complex and associated infrastructure.

The physiography of the property is typical for the James Bay area of north western Québec. It is characterized by gentle relief, abundant lakes, rivers and streams and sparse to medium density conifer forests. Altitudes range between 250 and 400 metres above sea level. The property is dominated by the Opinaca reservoir with approximately 50% of the property covered by water. The reservoir drains into the Boyd Lake and eventually into the LG2 reservoir.

The property is covered by snow and ice from approximately November to April. Prospecting is possible from May to October while drilling and geophysical campaigns can be executed year-round.

ITEM 8 HISTORY

A.P. Low first mapped the area at a scale 1:1,000,000 and his reports (1889, 1897, 1903) provide useful information on the region. J.H. Remick's report and map from 1977 (Ministère des Ressources Naturelles DPV-446) and A. Franconi (1978, DVP-574) provide comprehensive surveys of the area and identify several mineralized showings. L. Avramtchev compiled a mineral showing map in 1982 based on provincial and federal databases.

Moukhsil mapped the greenstone belt south of the Éléonore Régional claims and conducted geochemical analysis on the various lithologies. His work lead to the redefinition of the chronostratigraphy of the Eastmain greenstone belt and his definitions will be used in this report.

From 1975 to 1980 the Éléonore Régional claim area was prospected by the La Grande Joint Venture between Kenn Development Corporation and the Société de Développement de la Baie James (SDBJ). Fifty-five anomalies were identified in an airborne electro-magnetic survey conducted in 1975 and fourteen of these were considered potential massive sulfide targets and were followed-up with ground electro-magnetic and magnetic surveys. In 1976 three grids were drill tested with five holes and gave negative results.

The joint venture was dissolved in 1978 and SDBJ continued work in the area in the summer of 1979. Ten conductors from the 1975 survey were prospected and six short holes totaling 554 ft were drilled. Gold values of 1609 ppb and 1912 ppb were obtained on two sections of drill core measuring less than one foot in length but upon re-analyses a maximum of 312 ppb was obtained.

In 2001, Virginia's regional reconnaissance work in the area led to the evaluation of the Ell showing, a former copper showing discovered by Noranda in 1964 (Remick, 1977 ; Graham, 1969 ; Miller, 1966). This work gave way to the discovery of the Eléonore deposit located 15km east of the Eléonore Régional claims (Cayer, Ouellette, 2005).

In the fall of 2006 Québec's geological service, Ministère des Ressources Naturelles et Faune, published a 1:50,000 scale geological map sector 33C09. This map covers the majority of the Éléonore Régional property.

ITEM 9 GEOLOGICAL SETTING

Geological units in the Opinaca reservoir area belong to the La Grande and Opinaca sub provinces. The boundary between the two sub-provinces is defined by an E-W trending metamorphic gradient. South of the boundary rocks are metamorphosed to an upper-greenschist to amphibolite facies while north of the boundary rocks are metamorphosed to granulite facies. On the Éléonore Régional property this boundary lies approximately along the north shore of the Opinaca reservoir.

The Opinaca sub-province is characterized by a vast batholithic complex essentially composed of syn-volcanic intrusions (2747-2710 Ma) of the trondhjemite-tonalite-granodiorite (TTG) suite and syn-tectonic intrusions (2710-2697 Ma) of the tonalite-granodiorite-granite-monzodiorite (TGGM) suite, indicative of a voluminous and long-lived magmatic activity covering a span of 50 Ma (Moukhsil *et al.*, 2003).

The area also includes typical Archean greenstone assemblages of the Eastmain Group, essentially composed of komatiitic to rhyolitic volcanic rocks and of various sedimentary rocks of the Komo Formation (2710-2700 Ma, Moukhsil, 2003). These rocks are overlain by sediments (sometimes metamorphosed to paragneisses) of the Auclair formation. Metamorphosed Auclair formation sediments are also present in the Opinaca Subprovince to the north. These sediments have been referred to as the Laguiche Group (Simard *et al.*,1999) and the Rossignol-Laguiche Group (Gauthier, Larocque; 1998) but regardless of the names assigned to them the sediments of the La Grande and Opinaca sub-provinces are the same age and type and differ only in metamorphic grade. The Auclair formation is younger (<2648 Ma) than those from the La Grande assemblage. In the study area, Auclair formation rocks are composed of wacke and biotite paragneiss and a significant volume of polymictic, clast and matrix supported conglomerates. The Auclair formation sediments are interpreted as an important feldspathic wacke sequence derived from the erosion of the La Grande sub province.

Metamorphism ranges from the upper greenschist to the amphibolite facies in the greenstone assemblages while higher-grade (up to granulite) facies characterize the Opinaca Subprovince.

Archean-aged ductile deformation affects all the rocks in the area. The regional trend is NE-SW with sub vertical dips and obvious folding.

The Éléonore Régional claims include approximately equal coverage of Komo formation volcanic rocks and Auclair formation sediments. Tonalite-granodiorite intrusions surround the property and are present on the periphery of the claims on the western and south-eastern limits.

The Komo formation rocks on the property are predominantly phaneritic hornblende-feldspar massive basalts. These are accompanied by lesser amounts of andesites and rare felsic volcanics. Pillow basalts are rarely encountered and when present topping directions could not be reliably ascertained. Trace amounts of disseminated pyrite and pyrite veinlets are common in the basalts. Quartz veins up to 5cm wide, parallel to local foliation are ubiquitous. Mineral assemblages (epidote, actinolite, biotite) suggest a greenschist to amphibolite metamorphic facies.

Mafic to intermediate tuffs and minor amount of felsic tuffs are often intercalated with the volcanic rocks. These are usually fine grained (ash) but bloc tuffs with intermediate to felsic volcanic and intrusive fragments in a mafic matrix were noted on the northern portion of the property. The tuffs are typically less than 1m thick and continue for 100m along trend.

Magnetite rich and iron silicate Banded Iron Formations were encountered in the northern part of the property. They contain horizons of massive pyrite and pyrrhotite but assay results confirm that they are barren of gold and base metals mineralization.

Auclair formation sediments dominate the north-central portion of the claims. These are often well bedded (1-5m thick) silici-clastic sedimentary rocks. They are dominated by wackes (65%), followed by conglomerates (20%). The rest is made up of arenites, siltstones and mudstones. Sedimentary structures are locally observed (cross-bedding, graded bedding, etc.). The conglomerates often have a magnetite rich matrix and can be correlated to the regional magnetic anomalies.

The Auclair sediments were of particular interest since they are interpreted to be the continuation of the sediments encountered on the Eléonore deposit (Cayer, Ouellette; 2005) 20km east of the Eléonore Régional property. The sediments on both properties are similar in texture, structure and mineralogy and both contain disseminated sulphide mineralization (PO, PY +/-AP) and quartz veinlets. Also common to both properties are sediments with horizons rich in aluminosilicates phenocrysts (cordierite, sillimanite).

The Éléonore Régional property surrounds a large (200km^2) syn- to late-tectonic diorite-tonalite intrusion. The diorite contains 2-5mm diameter porphyritic feldspar. Diorite dykes intrude the Komo volcanics and the Auclair sediments and intrusive breccia is observed on the contacts between these and the diorite. Epidote and K-feldspar veinlets are commonly observed in the diorite.

The central portion of the property is dominated by an overturned synform with a north trending and north dipping (10-15°) axis. Foliation on the southern and central portions of this structure are sub-vertical and trend N-S to NE-SW whereas to the north both flanks appear to flare out and foliations remain sub-vertical but trend ENE for the eastern flank and NW for the western flank. This flaring out broadly coincides with the metamorphic gradient separating the Eastmain greenstone belt from the Opinaca sub-province. The eastern flank is also moulded around the diorite intrusion such that foliations in the volcanic or sedimentary formations are strictly parallel to the contacts with the intrusion.

Two major faults were identified on the property. The first and largest is observed at several locations from the southern tip of the claims up the central portions of the claims. Near the Cléopâtre showing (see Item 12) this fault separates greenschist facies sediments to the west from amphibolite facies basalts to the east. The Low fault (named after A.P. Low) was intersected during drilling (see item 13) and is defined by approximately 10 meters of quartz and sulphide (pyrrhotite, pyrite, arsenopyrite) stockwerk in a graphite-rich matrix. Several centimetric mylonitised zones were also observed within and outside the graphitic zone. The fault is sub-vertical and is interpreted to have a normal movement with a minor dextral component.

The second fault (which may be a continuation of the first) is E trending and located in the NE corner of the property along what is know as the Mauve showing. It is identified by strong foliation and small mylonite zones.

ITEM 10 DEPOSIT TYPES

Orogenic gold deposits are the type being used to investigate the Éléonore Régional property. The following characteristics, typical of orogenic gold deposits (Groves, et al. 2000), are also often associated with gold showings on the Éléonore Régional property as well as Goldcorp Inc's neighbouring Éléonore property: Gold/silver ratios >1, alteration minerals (tourmaline, albite, muscovite, chlorite, biotite), structural control on mineralization (veins, faults, fold hinges), 3-5% disseminated sulphides in mineralized zones, the association of gold with arsenopyrite and the age of the host rocks (approx. 2.705 Ga). All of these coinciding factors lead us to believe planning an exploration campaign based an orogenic gold deposit model will lead to the greatest success. With this type of gold deposit in mind we have concentrated our exploration efforts along major faults and secondary faults, along lithological contacts where competency contrasts are significant (ie. sediment-volcanic contacts), along strong metamorphic gradients and on the borders of intrusions.

ITEM 11 MINERALIZATION

Two zones of mineralization were identified during the 2006-2007 exploration season. The first zone is locate in the north-western part of the property on an island near the north shore of the Opinaca reservoir. Three grab samples returned grades above 1g/t Au (1.85g/t, 2.09g/t and 2.95g/t, see appendix for sample descriptions and locations. All three samples come from centimetric quartz-tourmaline veins with trace sulphides in a diorite host rock.

The second showing (the Cléopâtre showing) was discovered along the A.P. Low Fault (see Item 9) in the central portion of property. The showing consists of a $500m^2$ boulder field. The boulders are all grauwacke, they are angular and mostly greater than $1m^3$ in size. We believe that displacement from source is minimal and that this boulder field represents a frost heaved outcrop. Several samples were taken from this boulder field and values of up to 7g/t Au were obtained. The rocks are felspar-biotite grauwackes with visible cross-bedding (defined by thin biotite horizons), 2-3% finely disseminate pyrite, and crosscut by quartz veins. Alteration minerals include calcite (disseminated and veinlets), sericite and chlorite with trace amounts of magnetite. 1km north of the Cléopâtre boulder field an outcrop of bleached and sulphide bearing grauwacke, assayed 1 g/t Au. Outcrops nearby indicate that sediments are north-south trending and steeply (80 deg.) west-dipping. Cross-stratification indicates a topping direction towards the west.

Subsequent to the discovery of the mineralized boulder field an induced polarization survey was undertaken in late fall 2006 to estimate the strength and continuity of the disseminated sulphide mineralization. Several anomalies were identified (see compilation map) and in April 2007 eight holes were drilled across various anomalies to test for economic grades of mineralization. No significant results were obtained, see Item 13 for details.

ITEM 12 EXPLORATION

Exploration conducted between July 2006 and July 2007 is described in this report. Exploration work included mapping and prospecting, till sampling, B-horizon soil sampling, an induced polarization survey, an airborne magnetic survey and drilling. The details of each phase of exploration are as follows:

i) *Mapping and prospecting:* Work was conducted by Services Techniques Géonordic Inc. under the supervision of Stephen Poitras. 1129 outcrops were described and 1069 samples collected. The samples were sent to Lab Expert Inc. in Rouyn-Noranda and assayed for gold and multi-element scanned (scan 30) using ICP-OES (see Item 15 for details). Significant results are described in Item 11 and the geological map can be seen in the appendix.

ii) *Till Sampling*: 116 till samples were collected by the staff of Services Techniques Géonordic Inc. and analysed by Overburden Drilling Management Inc. (ODM) of Napean, On. Five samples are considered anomalous (≥10 grains of gold). Three anomalous samples (22, 19, 15 grains gold) are in the Cléopâtre showing area (two directly down-ice from the auriferous boulder field). The fifth anomalous sample (16 grains gold) is located on an island in the western portion of the Opinaca reservoir. Five follow-up tills were collected to test the strength of this anomaly but all returned values below 10 grains of gold.

iii) *B-Horizon soil sampling*: 1370 soil samples were collected and analysed for gold and multi-element scanned (scan 30) on the Éléonore Régional property during the period covered by this report. Work was conducted by the staff of Services Techniques Géonordic Inc. Due to the small volume of the individual samples collected, gold values are typically low and results difficult to analyse. In two cases samples collected over known gold occurrences indicated no anomalous values. However several anomalous samples did occur in one survey area covering 10 km2 located in the central part of the property, 6 km south-east of the Cléopâtre showing. In this case 19 soil samples with gold values ≥ 8ppb were collected. Basalts are know to underlie this area and the contact with a diorite intrusion is located nearby.

iv) *Induced polarization survey*: 9 km of line-cutting followed by a induced polarization survey were completed on the Éléonore Régional claims, in the Cléopâtre area, during the period covered by this report. The polarization survey was conducted and interpreted by Geosig Inc. of Québec. Several north-south trending polarization anomalies were identified (see map) and drilling was conducted on eight of them (see Item 13).

v) *Airborne magnetic survey:* A 1 798 line-km airborne magnetic survey was conducted on the north part of the Éléonore Régional claim bloc. The survey was conducted by Novatem Inc. in April-May 2007.

vi) *Drilling:* Eight holes for a total of 1034m were completed in May 2007. Drilling services were provided by Bradley Bros. of Rouyn-Noranda under the supervision of Services Techniques Géonordic. See Item 13 for complete details.

ITEM 13 DRILLING

Eight NQ size holes totalling 1034m were drilled on polarization anomalies around the Cléopâtre showing (see Item 11 and Appendix) in April 2007. All 1034 meters of core were split at base camp and sampled at one-meter intervals. One half of the core remained on site as a witness while the other half was bagged, tagged and sent to the laboratory (Lab Expert Inc., Rouyn-Noranda) and fire-assayed for gold content. Exceptionally samples were chosen for ICP multi-element analysis. A minimum of one blank and one control sample were added to the drill samples for every one-hundred metre interval. Holes were drilled towards the east at -50° dip (exceptionally -80° dip) and were designed to intercept the polarization anomalies at approximately 50 meters below surface. Overburden depth varied from 7 to 17m true thickness.

No economic values were obtained. The highest gold grade was 0.79g/t Au in hole CLE07-05 from 30 to 31m down hole. Hole CLE07-05 confirmed the presence of a major fault coinciding with polarization anomaly PP-4 (see Appendix). Between 58m and 98m down hole a highly deformed zone of graphitic shale with a dense stockwerk of quartz veins was encountered. The rock contains 3-5% pyrite + pyrrhotite with trace amounts of chalcopyrite and arsenopyrite. Calcite alteration is ubiquitous either as veinlets or blebs. This faulted zone yielded two anomalous gold intervals: 131ppb Au over 5m from 58m-63m down hole and 106ppb over 11m from 72m-83m down hole. Siltstone was present on both sides of the fault indicating that the fault does not strictly separate two different lithological units. However a second hole was drilled on line L1+00, 70m east of hole CLE07-05 and here the contact between sediment and basalts was crossed at 61m down hole. The contact is marked by silicified rock and a 0.6m section of semi-massive arsenopyrite and pyrite. The polarization anomalies in the Cléopâtre area typically coincide with disseminated sulphides. The exception is hole CLE07-01 where the polarization appears to coincide with disseminated magnetite.

ITEM 14 SAMPLING METHOD AND APPROACH

Collected samples were analyzed for gold via fire assay. Those returning grades above 500 ppb were analyzed by gravimetric finish fire assay. Samples collected in altered and mineralized zones were also analyzed for multi-elements by ICP (scan 30).

Laboratoire Expert in Rouyn-Noranda was commissioned to perform the assays. All samples for multi-element analysis were sent to ACTLABS laboratory in Toronto.

ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY

Samples were collected in the field and processed by personnel of Services Techniques Geonordic. Many of these samples were re-examined in camp, and sample shipping was completed under the direction of Stephen Poitras, one of the authors of this report. Samples were immediately placed in plastic sample bags in the field, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. The bags remained sealed until they were opened by Laboratoire Expert personnel in Rouyn-Noranda, Québec.

Upon receipt, samples are placed in numerical order and compared with the packing list to verify receipt of all samples. If the received samples do not correspond to the list, the customer is notified.

Samples are dried if necessary and then reduced to -1/4 inch with a jaw crusher. The jaw crusher is cleaned with compressed air between samples and barren material between sample batches. The sample is then reduced to 90% -10 mesh with a rolls crusher. The rolls crusher is cleaned between samples with a wire brush and compressed air and barren material between sample batches. The first sample of each sample batch is screened at 10 mesh to determine that 90% passes 10 mesh. Should 90% not pass, the rolls crusher is adjusted and another test is done. Screen test results are recorded in the logbook provided for this purpose. The sample is then riffled using a Jones-type riffle to approximately 300 g. Excess material is stored for the customer as a crusher reject. The 300-g portion is pulverized to 90% -200 mesh in a ring and puck type pulverizer, the pulverizer is cleaned between samples with compressed air and silica sand between batches. The first sample of each batch is screened at 200 mesh to determine that 90% passes 200 mesh. Should 90% not pass, the pulverizing time is increased and another test is done. Screen test results are recorded in the logbook provided for this purpose.

15.1 Gold Fire Assay AA Finish

A 29.166-g sample is weighed into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 1 mg of silver nitrate is added. The sample is then fused at 1800 F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupeled at 1600 F until all the lead is oxidized. After cooling, the dore bead is placed in a 12 X 75 mm test tube. 0.2 ml of 1:1 nitric acid is added and allowed to react in a water bath for 30 minutes, 0.3 ml of concentrated hydrochloric acid is then added and allowed to react in the water bath for 30 minutes. The sample is then removed from the water bath and 4.5 ml of distilled water is added, the sample is thoroughly mixed allowed to settle and the gold is determined by atomic absorption.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the result of the sample that was previously in each crucible. Crucibles that have had gold values of 200 ppb are discarded. The lower detection limit is 2 ppb and samples assaying over 500 ppb are checked by gravimetric assay.

15.2 Gold Fire Assay Gravimetric Finish

A 29.166-g sample is weighed into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 2 mg of silver nitrate is added. The sample is then fused at 1800 F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1600 F until all the lead is oxidized. After cooling, the dore bead is flattened with a hammer and placed in a porcelain parting cup. The cup is filled with 1:7 nitric acid and heated to dissolve the silver. When the reaction appears to be finished, a drop of concentrated nitric acid is added and the sample is observed to ensure there is no further action. The gold bead is then washed several times with hot distilled water, dried, annealed, cooled and weighed.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the result of the sample that was previously in each crucible. Crucibles that have had gold values of 3.00 g/t are discarded. The lower detection limit is 0.03 g/t and there is no upper limit. All values over 3.00 g/t are verified before reporting.

15.3 Metallic Sieve

The total sample is dried, crushed and pulverized then screened using a 100-mesh screen. The -100 mesh portion is mixed and assayed in duplicate by fire assay gravimetric finish as well as all of the +100 mesh portion. All individual assays are reported as well as the final calculated value.

15.4 Multi-Elements (from <u>www.actlabs.com</u>: <u>Code 1E1</u> – *Aqua Regia* - ICP-OES)

A 0.5-g sample is digested with *aqua regia* (0.5 ml H_2O, 0.6 ml concentrated HNO_3 and 1.8 ml concentrated HCl) for 2 hours at 95°C. The sample is cooled then diluted to 10 ml with deionized water and homogenized. The samples are then analyzed using a Perkin Elmer OPTIMA 3000 Radial ICP for the 30-element suite. A matrix standard and blank are run every 13 samples.

A series of USGS geochemical standards are used as controls. This digestion is near total for base metals, however will only be partial for silicates and oxides.

Table 45: Code 1E1 Elements and Detection Limits (ppm)

Element	Detection Limit	Upper Limit	Element	Detection Limit	Upper Limit
Ag*	0.2	100	Mo*	2	10,000
Al*	0.01%		Na*	0.01%	
As*	10		Ni*	1	10,000
Ba*	1		P*	0.00%	
Be*	1		Pb*	2	5,000
Bi	10		S*	100	
Ca*	0.01%		Sb*	10	
Cd	0.5	2,000	Sc*	1	
Co*	1		Sn*	10	
Cr*	2		Ti*	0.01%	
Cu	1	10,000	V*	1	
Fe*	0.01%		W*	10	
K*	0.01%		Y*	1	
Mg*	0.01%		Zn*	1	10,000
Mn*	2	10,000	Zr*	1	

Note: * Element may only be partially extracted.

ITEM 16 DATA VERIFICATION

This section is not applicable to this report.

ITEM 17 ADJACENT PROPERTIES

The Éléonore Régional property is surrounded on all sides by properties detained by various exploration or mining companies. One of these properties, adjacent to the north-east corner of Éléonore Régional and detained by Goldcorp Inc. contains a significant gold deposit. On June 25, 2007 Goldcorp Inc reported a resource calculation on their Éléonore property of 1.8 million indicated and 0.9 million inferred gold ounces using a cut-off grade of 3.5 grams of gold per tonne. The reader is referred to Goldcorp Inc's website (www.goldcorp.com) for the full technical report on the Éléonore project.

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 20 OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to this report.

ITEM 21 INTERPRETATION AND CONCLUSIONS

Based on the geological setting of the two areas of gold mineralization discovered during the 2006/2007 exploration season, we believe that the orogenic gold deposit model is valid for exploration on the Éléonore Régional claims. Mineralization on the north shore of the Opinaca reservoir was discovered in quartz-tourmaline veins in various host-rocks, near the east-west trending metamorphic gradient which defines the border between the Eastmain greenstone belt and the Opinaca sub-province. The contrast in deformation styles (ductile to the north; ductile-brittle to the south) and metamorphic grade (granulite facies north, amphibolite facies south) between the two sub-provinces is a testament to the importance of this geological boundary. The nature of the contact between the Opinaca subprovince and the Eastmain greenstone belt has been a long-standing question (see Simard et Gosselin, 1999) but regardless of it's exact nature it remains an important first-order contact and a worthy exploration target. Few auriferous veins have been discovered and their dimensions remain modest (1-5cm over 1-3 m) but the mineralization style (veins with 1-3% sulphides, high Au/Ag values), alteration (tourmaline) and proximity to a major geological boundary all justify the use of an orogenic gold deposit model.

The second mineralized area (the Cléopâtre area, see Item 11) also has characteristics typical of orogenic gold deposits. Mineralization here was discovered in sediments (grauwacke) located near a major fault (north-south trending) and near a lithological boundary with significant rheological contrasts (sediment-basalt). The mineralization is associated disseminated pyrite, quartz veining and calcite-sericite alteration. The above-mentioned fault was drilled and significant sulphide mineralization, impressive veining and calcite alteration were observed. The gold values obtained in the fault zone were not significant but they were certainly anomalous (131 ppb over 5m and 106 ppb over 11m). Orogenic gold deposits in shear zones, according to Ridley, et al., 2000, "tend to form lenticular bodies of altered, veined and mineralized rock elongated parallel to the shear zone, foliation, and lithologic trend. High grade lodes follow particular units or contacts within the shear zone...". With this in mind we believe that the Cléopâtre area in general and the fault in particular, has more exploration potential.

Mixed results were obtained from soil sampling. The two gold occurrences mentioned above were surveyed using B-horizon soil sampling and no significant gold anomalies were noted. Conversely till samples collected over both areas returned anomalous gold grain counts.

ITEM 22 RECOMMENDATIONS

The 2006-2007 exploration effort provided a better understanding of the geology and the mineralization on the Eléonore Régional property. Despite a good sampling density we believe that further prospecting effort is warranted in three specific areas on the property as follows:

i) Along the metamorphic gradient that separates the Opinaca sub-province from the Eastmain Greenstone belt. Auriferous veins discovered in this area (see Item 11) during the 2006-2007 exploration season support the theory that this contact is gold bearing. Prospecting efforts should focus on the contact between pegmatite intrusions to the north and sedimentary rocks to the south. All silicified rocks and/or sulphide bearing rocks should be sampled.

ii) Along the A.P. Low fault, north and south of the Cléopâtre boulder field. Although drill results were less than spectacular the sediments along this deformation zone are known to be gold-bearing and certainly warrant further effort. The area along the fault, south of the boulder field has yielded a good till sample (15 gold grains) and should be a priority especially since the area has seen little prospecting effort.

iii) The third area of interest is the diorite-basalt contact in the center of the property (from UTM 404300E, 5830200N to UTM 409900E, 5822200N; NAD 27, zone 18). Till and B-horizon soil samples collected down-ice from this contact yielded encouraging results (see appendix) and we believe the above mentioned contact could be auriferous. A small mineralized diorite boulder (0.5g/t Au, 10g/t Ag, 2820ppm Cu) discovered near the Cléopâtre boulder field likely originated from or near this contact.

10 days of prospecting with a 4-person crew and helicopter support will be sufficient to cover the recommended areas. The total cost is estimated at $ 70,000.

ITEM 23 REFERENCES

Boily, M., Moukhsil, A., 2003. Géochimie des assemblages volcaniques de la ceinture de roches vertes de la moyenne et de la Basse-Eastmain, province du Supérieur, Québec. Ministère des richesses Naturelles du Québec, ET2002-05.

Cayer, A., Ouellette, J-F., 2005. Technical Report and Recommendations June 2004-February 2005 Exploration Program Éléonore Property, Québec. Virginia Gold Mines Inc. internal document.

Franconi, A., 1978. La Bande Volcanosédimentaire de la Rivière Eastmain Inférieure. Ministère des richesses Naturelles du Québec, DPV-574.

Groves, D., Goldfarb, R., Knox-Robinson, C., Ojala, J., Gardoll, S., Yun, G., Holyland, P., 2000. Late-Kinematic Timing of Orogenic Gold Deposits and Significance for Computer-based Exploration Techniques with Emphasis on the Yilgarn Block, Western Australia. Ore Geology Reviews, 17, p. 1-38

Gauthier, M., Laroque, M., 1998. Cadre géologique, style et répartition des minéralisations métalliques de la Basse et de la Moyenne Eastmain, Territoire de la Baie de James., Québec, 86p., MB 98-10.

Moukhsil, A., Legault, M. 2002. Géologie de la région de la Basse-Eastmain occidentale, 29p. Ministère des richesses Naturelles du Québec, RG 2002-09.

Moukhsil, A., Legault, M., Boily, M., Doyon, J., Sawyer, E., Davis, D. W. 2003. Synthèse géologique et métallogénique de la ceinture de roches vertes de la Moyenne et de la Basse-Eastmain (Baie-James), 55p. Ministère des richesses Naturelles du Québec, ET 2002-06.

Ouellette, J-F., Cayer, A. 2004. Technical Report and Recommendations Summer 2003-Winter 2004 Exploration Program, Eléonore Property, Québec. Form 43-101, Technical Report.

Remick, J. H., 1977. Wemindji Area, Municipality of James Bay, Ministère des richesses Naturelles, Québec, Preliminary report (DPV-446).

Ridley J, Groves D I, and Knight J T, 2000. Gold deposits in amphibolite and granulite facies terrains of the Archean Yilgarn Block, Western Australia: evidence and implications of syn-metamorphic mineralisation. *Reviews in Economic Geology,* v. 11, p 265-290.

Simard, M., Gosselin, C., 1999. Géologie de la région du Lac Litchtenger, Ministère des Ressources naturelles, Québec, 25p., RG-98-15.

ITEM 24 DATE AND SIGNATURE

CERTIFICATE OF QUALIFICATIONS

I, Stephen Poitras, reside at 7526 Châteaubriand, Montréal (Québec), H2R 2M1, and hereby certify that:

I am currently employed as geologist-in-training with Services Techniques Geonordic inc., 1045 ave. Larivière, C.P. 187, Rouyn-Noranda (Québec), J9X 5C3.

I graduated from the Université du Québec à Montréal with a B.Sc. in Geology in 2003.

I have been working in mineral exploration since 2001.

I am a geologist-in-training and registered at the *Ordre des Géologues du Québec*, permit number 896.

I have visited the property from June 2006 to July 2007 while participating in the exploration program.

I am not aware of any missing information or changes, which would cause this report to be misleading.

I do not fulfill the requirements set out in section 1.5 of National Instrument 43-101 for an "independent qualified person" relative to the issuer, Services Techniques Geonordic Inc. being part of the stock option plan of Virginia Mines Inc.

I am involved in the Éléonore Régional project since the spring of 2005.

I have read and used National Instrument 43-101 and Form 43-101F1 to prepare this report in accordance with its specifications and terminology.

Dated in Montreal, Qc, this 25th day of September 2007.

"Stephen Poitras"

Stephen Poitras, B.Sc. Geologist-in-training

CERTIFICATE OF QUALIFICATIONS

I, Jean-François Ouellette, reside at 1112 Rg 9-10 Est, Bellecombe (Québec), J0Z 1K0, and hereby certify that:

I am currently president and senior geologist of Services Techniques Geonordic Inc. (STG), 1045 ave. Larivière, Rouyn-Noranda (Québec), J9X 6V5.

I graduated from the Université du Québec à Montréal with a B.Sc. in Geology in 1987.

I have been working as a professional geologist in exploration since 1987.

I am a Professional in Geology and registered member of the *Ordre des Géologues du Québec*, permit number 222.

I am a Qualified Person with respect to the Éléonore Régional Project in accordance with section 1.2 of National Instrument 43-101.

I am involved in the Éléonore Régional project on a daily basis; I visit the property on a monthly basis.

In collaboration with co-author Stephen Poitras, B.Sc., I have supervised the preparation and edited all maps of this report utilizing proprietary exploration data generated by STG for Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.

I am not aware of any missing information or changes, which would cause this report to be misleading.

I do not fulfil the requirements set out in section 1.5 of National Instrument 43-101 for an "independent qualified person" relative to the issuer, being part of the stock option plan of Virginia Mines Inc.

I am involved in the Éléonore Régional project area since 1996.

I have read and used National Instrument 43-101 and Form 43-101F1 to prepare this report in accordance with its specifications and terminology.

Dated in Rouyn-Noranda, Qc, this 25th day of September 2006.

"J-F Ouellette"

Jean-François Ouellette, B.Sc., P. Geo.

ITEM 26 ILLUSTRATIONS TABLES, FIGURES, APPENDICES AND MAPS

Available upon request at :
Virginia Mines Inc.
200-116 St-Pierre Street
Québec, QC G1K 4A7
Canada

(800) 476-1853
www.virginia.qc.ca
mines@virginia.qc.ca

END